SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of: October, 2016	Commission File Number: 001-14460

AGRIUM INC.

(Name of registrant)

13131 Lake Fraser Drive S.E.,

Calgary, Alberta,

Canada T2J 7E8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The exhibits to this report on Form 6-K shall be incorporated by reference into the registrant’s Registration Statements on Form S-8 (File Nos. 333-11254, 333-114276, 333-132207, 333-143334, 333-149666, 333-161620 and 333-195968) and on Form F-10 (File No. 333-211158) under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.

Date: October 6, 2016	By:	/s/ Gary J. Daniel
Name: Gary J. Daniel
Title: Corporate Secretary & Senior Legal Counsel

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Notice of Meeting

2	Joint Information Circular

3	Instrument of Proxy (Shareholders)

4	Instrument of Proxy (Optionholders)